Exhibit 12.1

Beazer Homes USA, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

						Six Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
($ in thousands)						unaudited
Earnings
Earnings (loss) before income taxes from continuing operations	(710,188)	(181,781)	(147,925)	(196,818)	(175,970)	(73,751)	(38,646)
Plus: Fixed charges	145,345	137,533	130,760	134,490	126,892	65,683	58,323
Less: Capitalized interest	(84,474)	(50,451)	(53,102)	(57,378)	(53,444)	(26,801)	(25,138)
Add: Interest amortized to COS	112,262	54,714	52,243	46,382	60,952	25,479	17,827
Add: Interest impaired to COS	13,795	3,376	2,313	1,907	275	53	—

Earnings available for fixed charges	(523,260)	(36,609)	(15,711)	(71,417)	(41,295)	(9,337)	12,366

Fixed Charges	145,345	137,533	130,760	134,490	126,892	65,683	58,323

Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	(a)	(a)	(a)	0.2x

(a)	Earnings for the fiscal years ended September 30, 2008, 2009, 2010, 2011 and 2012 and the Six months ended March 31, 2012 were insufficient to cover fixed charges by $523 million, $37 million, $16 million, $71 million, $41 million and $9 million, respectively. Earnings for the six months ended March 31, 2013 were sufficient to cover fixed charges by $12 million, resulting in a ratio of earnings to fixed charges of 0.2x.